Exhibit 99.3

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.300.016.331

EXTRAORDINARY GENERAL MEETING
to be held on JUNE 8, 2022

SHAREHOLDERS’ ATTENDANCE MANUAL - MESSAGE FROM MANAGEMENT

Dear Shareholders,

With the purposes of facilitating and encouraging your participation in the Extraordinary General Meeting of Suzano S.A. (the “Company”), to be held on held June 8, 2022, at 9:00 am in an exclusively digital way (“EGM”), we have prepared this Shareholders’ Attendance Manual (“Manual”).

This document is in line with the principles and practices of good corporate governance adopted by the Company, but does not exempt the careful and complete reading of the other documents related to the EGM, in particular the Management Proposal, prepared in accordance with the rules of the Securities and Exchange Commission (Comissão de Valores Mobiliários - “CVM”) and Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation’s Law”), and available at the Company’s registered office, on the Company’s investor relations website (www. suzano.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br).

On behalf of the Company’s Management, we invite shareholders to participate and express their opinions at the EGM, which will be held exclusively digitally, pursuant to CVM Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”). Without prejudice to participation in the EGM through a digital platform as detailed below in this Manual, the Company also strongly encourages shareholders to use the Remote Voting Ballot, also detailed further in this Manual.

The Company reiterates that it embraces its responsibility to continue supplying Brazil and the world with pulp, paper and sanitary papers, essential raw materials or critical items for the hospital, pharmaceutical, food, personal hygiene, among others, because it believes that it is only good for the Company if it is good for the world.

Yours sincerely,

_______________________________ David Feffer Chairman of the Board of Directors	_______________________________ Walter Schalka Chief Executive Officer

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.300.016.331

EXTRAORDINARY GENERAL MEETING
to be held on JUNE 8, 2022

SHAREHOLDER ATTENDANCE MANUAL - GENERAL INFORMATION

1 Date and Time

June 8, 2022, at 9:00 a.m.

2 Place and Form of Realization

In an exclusively digital manner, pursuant to CVM Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”), as detailed below, thus being considered to have been carried out at the Company’s headquarters.

3 Installation of EGM

The Extraordinary General Meeting (“EGM”) shall be convened, on first call, with the attendance of shareholders representing at least 1/4 of the Company’s total voting capital stock and, on second call, upon the publication of a new notice, it will be installed with any number of shareholders attending it.

4 Guidelines for shareholder participation in the EGM

Shareholders’ participation in the EGM may be (i) in person or by a duly constituted attorney-in-fact, subject to the provisions of article 126 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporations Law”), in both the cases, in digital form, through a digital platform to be made available by the Company for access on the day and time of the EGM, pursuant to CVM Resolution 81 (“Digital Platform”); or (ii) through remote voting mechanisms, pursuant to CVM Resolution 81.

4.1 In-person participation through the Digital Platform

Shareholders wishing to participate in the EGM through the Digital Platform shall express their interest by sending an email, until 9:00 a.m. of June 6, 2022, to the electronic address ri@suzano.com.br, with a copy to societario@suzano.com.br, with the information contained in Annex A of this Manual, together with (i) proof of ownership of shares issued by the Company issued by the bookkeeping institution or in relation to the shareholders participating in the fungible custody of registered shares, the statement issued by the competent body containing the respective shareholding, up to 4 (four) business days before the date of the EGM, that is, from held June 2nd, 2022 (inclusively); and (ii) the necessary documentation, as specified below (“Attendance Registration”):

Individual: copy of the shareholder’s valid identity document with photo, or, if applicable, identity document of his/her attorney-in-fact and the respective power of attorney.

Legal Entities: (i) copy of the latest bylaws or restated articles of incorporation and the corporate documents that prove the legal representation of the shareholder, including any power of attorney; and (ii) copy of the identity document of the legal representative(s) of the valid shareholder(s) and with a photo.

Investment Fund: (i) copy of the last restated bylaws of the investment fund; (ii) copy of the bylaws or articles of association of its administrator or manager, as the case may be, observing the fund’s voting policy and corporate documents proving the powers of representation; and (iii) copy of the identity document of the legal representative(s) of the valid investment fund(s) and with a photo.

Participation through Attorney-in-fact: The attorney-in-fact shall have been constituted for less than 1 (one) year, and be qualified as a shareholder or manager of the Company, a lawyer registered with the Brazilian Bar Association or, even, a financial institution.

As provided in the Circular Letter/Annual-2022-CVM/SEP, of February 24, 2022 (“Circular Letter”), corporate shareholders may be represented at the EGM by their legal representatives or by representatives duly constituted in accordance with the articles of incorporation of the respective company and with the rules of the Brazilian Civil Code, and in this specific case, there is no need for the legal entity shareholder’s representative to be a shareholder or manager of the Company or, even, a lawyer.

In the same way, investment fund shareholders, as decided by the CVM Collegiate Board under the CVM Administrative Proceeding No. RJ-2014-3578, may be represented at the EGM by their legal representatives or by representatives duly constituted by their manager or administrator, as provided for in its regulation, the bylaws or articles of association of its administrator or manager, as the case may be.

In order to facilitate and encourage the participation of shareholders in the EGM, in relation to the documents indicated above, the formalities of acknowledgment of signatures, authentication, notarization, consularization, apostille or sworn translation are waived, in the latter case, its free translation into Portuguese is sufficient. It should be noted that documents in English and Spanish are exempted even from the free translation.

After verifying the regularity of the representation documents sent under the terms above, it will be forwarded up to 2 (two) hours before the start time of the EGM, to each shareholder (or their respective attorney-in-fact, as the case may be) that has carried out the regular Attendance Registration, information and guidelines for accessing the Digital Platform, including, but not limited to, the access password. Such information and guidelines will be forwarded exclusively to the e-mail address informed in the Attendance Registration, regardless of the e-mail address used by the shareholder (or their respective attorney-in-fact, as the case may be) to send the documents and information for the purpose of carrying out such registration.

In case of need for documentary complementation and/or additional clarifications in relation to the documents sent for the purposes of the Attendance Registration, the Company will contact the shareholder (or its respective attorney-in-fact, as the case may be) to request such documentary complementation and/or additional clarifications in a timely manner that allows the sending of information and guidelines for access to the Digital Platform within the aforementioned period.

The Company clarifies that, if the shareholder (or its respective attorney-in-fact, as the case may be) does not express interest in participating in the EGM, under the terms established above, until 9:00 a.m. of June 6, 2022 or if the requests for supplementary documents and/or additional clarifications referred to in the previous paragraph are not met, in order to attest to the regularity of shareholder representation, it will not be possible for the shareholder to participate in the EGM through the Digital Platform.

The Company also emphasizes that the information and guidelines for accessing the Digital Platform, including, but not limited to, the access password, are unique and non-transferable, and the shareholder (or their respective attorney-in-fact, as the case may be) assumes full responsibility for the possession and secrecy of the information and guidelines transmitted to it by the Company under the terms of this Manual.

The Company also requests that, on the day of the EGM, qualified shareholders access the Digital Platform at least 30 minutes before the scheduled start of work, in order to allow validation of access and participation by all shareholders that use it. Access to the EGM will not be allowed after the works have started.

In anticipation of the access information that will be sent by e-mail to the shareholder or duly registered legal representative, as described above, the Company clarifies that access to the Digital Platform may occur via videoconference (modality in which the shareholder can attend the meeting and express by voice and video) and by audioconferencing (modality in which the participant may only listen to the meeting and speak by voice).

To access the Digital Platform, it is necessary: (i) computer with camera and audio that may be enabled and (ii) internet access connection of at least 1mb (minimum bandwidth of 700kbps). Access by videoconference should preferably be done through the Google Chrome browser. In addition, it is also recommended that the shareholder disconnect any VPN or platform that eventually uses his camera before accessing the Digital Platform. If there is any access difficulty, the shareholder should contact the telephone number +55 (11) 2820-4100, followed by *0 (asterisk zero) to request support.

The Company clarifies that it is not and will not be responsible for any operational or connection problems of the shareholder, as well as any other problems external to the Company that may make it difficult or impossible for the shareholder to attend the EGM through the Digital Platform.

4.2 Attendance by sending the Voting Ballot

Shareholders may participate in the EGM by sending a remote voting ballot, which shall be completed and sent to the Company, to the respective custodian agents or to the bookkeeping agent of the shares issued by the Company under the terms of CVM Resolution 81 (“Voting Ballot”), and observing the following guidelines. The Voting Ballot shall be filled in with the shareholder’s full name (or corporate name) and the registration number at the Ministry of Economy, whether as a legal entity (CNPJ) or an individual (CPF), in addition to an e-mail address for possible contact. Furthermore, in order for the Ballot to be considered valid and the votes cast in it to be counted in the quorum of the EGM, the following instructions shall be observed: (i) the fields of the ballot shall be duly filled in; and (ii) the shareholder or his/her legal representative(s), as the case may be and in accordance with current legislation, shall sign the Voting Ballot.

Sending the Voting Ballot directly to the Company: the shareholder who chooses to exercise his/her/its right to vote remotely by sending the Voting Ballot directly to the Company, shall forward the following documents by: (i) electronic mail, to the electronic address ri@suzano.com.br, with copy to societario@suzano.com.br; or (ii) postal mail to the Company’s registered office, located in the city of Salvador, State of Bahia, at Avenida Professor Magalhães Neto, No. 1752 – 10th floor, rooms 1009, 1010 and 1011, Pituba, ZIP Code 41810-012, in both cases, to the attention of the Investor Relations Department, with the subject “Suzano – EGM June 8, 2022” and ensure that the Company receives them up to 7 (seven) days before the EGM date:

(a)	copy of the Voting Ballot relating to the EGM duly filled in, initialed and signed;
(b)	copy of the proof of ownership of shares issued by the Company issued by the bookkeeping institution or in relation to the shareholders participating in the fungible custody of registered shares, of the extract issued by the competent body containing the respective shareholding; and
(c)	copy of the following documents:

Individual: valid shareholder’s identity document with photo, or, if applicable, identity document of his/her attorney-in-fact and the respective power of attorney.

Legal Entity: (i) latest bylaws or consolidated articles of association and corporate documents that prove the legal representation of the shareholder, including any instruments of mandate; and (ii) identity document of the legal representative(s) of the valid shareholder(s) and with photo.

Investment Fund: (i) last consolidated regulation of the investment fund; (ii) bylaws or articles of association of its administrator or manager, as the case may be, in compliance with the fund’s voting policy and corporate documents proving the powers of representation; and (iii) valid identity document of the legal representative(s) of the investment fund(s) and with photo.

Attendance by Attorney-in-fact: The attorney-in-fact shall have been constituted for less than 1 (one) year, and be qualified as a shareholder or manager of the Company, a lawyer registered with the Brazilian Bar Association or, even, a financial institution. Additionally, (i) there is no need for the legal entity shareholder’s agent to be a shareholder or manager of the Company or even a lawyer, pursuant to the Circular Letter; and (ii) investment funds may be represented at the EGM by their legal representatives or by representatives duly constituted by their manager or administrator, as provided for in its regulation, the bylaws or articles of association of its administrator or manager, as the case may be.

In order to facilitate and encourage the participation of shareholders in the EGM, in relation to the documents indicated above, the formalities of acknowledgement of signatures, authentication, notarization, consularization, apostille or sworn translation are waived, in the latter case, its free translation to Portuguese is sufficient. It should be noted that documents in English and Spanish are exempted even from the free translation.

The Voting Ballot that is not accompanied by the necessary documentation to prove the condition of a shareholder or to prove its representation will not be considered valid and, consequently, will not be processed by the Company, although it may be corrected and sent back by the shareholder to the Company, observing the terms and procedures established in CVM Resolution 81.

The Company will inform the shareholder whether or not the documents received are sufficient for the vote to be considered valid, within 3 business days of receipt of the documents.

Sending the Voting Ballot to Custody Agents: Shareholders holding shares issued by the Company that are deposited with institutions and/or brokers (“Custody Agents”) at B3 S.A. – Brasil, Bolsa, Balcão (“B3”), if they provide this type of service, they will be able to vote remotely in accordance with the procedures adopted by the Custody agents who maintain their positions in custody. Shareholders holding shares deposited at B3 who choose to exercise their remote voting rights shall do so by transmitting their voting instructions to the Custody agent with whom they hold their shares in custody, in compliance with the rules determined by the latter, who will then forward such voting statements to the B3 Depository Center. As the provision of the service for collecting and transmitting instructions for filling out this Voting Ballot is optional for Custody agents, we recommend that the shareholder checks whether his/her/its custodian is qualified to provide such service and what procedures they have established for issuing the voting instructions, as well as the documents and information required by them.

Sending of the Voting Ballot to the bookkeeper of the Company’s shares: Shareholders may also transmit their voting instructions to the bookkeeper of the Company’s shares, Itaú Corretora de Valores S.A. Registration information and step-by-step instructions for issuing the digital certificate are described at the following address: http://www.itau.com.br/securitiesservices/assembleiadigital/

The Voting Ballot is available on the websites of the Company (www.suzano.com.br/ri), CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

4.3 Participation of Holders of American Depositary Shares (“ADS”)

ADS holders may participate in the EGM, in which they will be represented by The Bank of New York Mellon (“BNY”), as the depositary financial institution, subject to the terms and procedures established in the Deposit Agreement signed with the Company. BNY will send voting cards (proxy) to ADS holders so that they can exercise their voting rights, being represented at the EGM through its representative in Brazil.

ADDITIONAL CLARIFICATIONS

For further information, the Company’s Investor Relations Department is available for any additional clarifications by phone +55 (11) 3503-9330 or by e-mail ri@suzano.com.br.

Annex (A) to the Shareholder’s Attendance Manual

Attendance Registration

Individual
Full Name:
CPF/ME (Tax ID):
Phone:
Email address:
Address:
Number of Shares:

Legal Entity / Investment Fund
Identification of the Legal Entity / Investment Fund
Corporate Name:
CNPJ/ME (Tax ID):
Number of Shares:
Identification of the Legal Representative
Full Name:
CPF/ME (Tax ID):
Office:
Phone:
Email address:
Address:

Attorney-in-fact
Attorney Identification
Full Name:
CPF/ME (Tax ID):
Phone:
Email address:
Address:
Identification of the Represented person, if Individual
Full Name:
CPF/ME (Tax ID):
Number of Shares:
Identification of the Representative entity, if Legal Entity/Investment Fund
Corporate Name:
CNPJ/ME (Tax ID):
Number of Shares: